EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61598, 333-113684 and 333-129454 on Form S-8 of our report dated June 26, 2007, relating to the statement of net assets available for benefits as of December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) appearing in this Annual Report on Form 11-K of the PNM Resources, Inc. Retirement Savings Plan for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 23, 2008